Phone:	(202) 772-5887
Fax:	(202) 572-1434
Email:	Gottfried@BlankRome.com

March 15, 2011

VIA EDGAR (AS CORRESP) AND

FACSIMILE TRANSMISSION TO (202) 772-9203

Daniel F. Duchovny, Esq., Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C.  20549-3628

Re:                 Herley Industries, Inc.

Amended Schedule 14D-9 filed March 8, 2011

SEC File No. 005-34884

Dear Mr. Duchovny:

On behalf of our client, Herley Industries, Inc., a Delaware corporation (“Herley” or the “Company”), we have set forth below the Company’s responses to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) contained in your letter to us, dated March 10, 2011 (the “Comment Letter”), commenting on the Company’s amended Schedule 14D-9 that was filed with the Commission on March 8, 2011 (the “Schedule 14D-9/A”). For the Staff’s convenience and ease of reference, the numbered paragraphs below correspond to the paragraph numbers in the Comment Letter and the text of each of the Staff’s comments is set forth in this letter in italics with the response immediately following each italicized comment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9/A.

Schedule 14D-9/A

Financial Information and Projections, page 34

1. Staff Comment:  We note your response to prior comment 2.  Please revise your disclosure to clarify, as you appear to have done in your response, that you have disclosed all of the projections provided to third parties.  The disclosure currently states, for example, “Certain of the . . . projected financial information . . . made available to Parent and other qualifying bidders, as well as to Herley’s financial advisors, was as follows:” (emphasis added).

Response:  The Company continues to believe that the information presented in the Schedule 14D-9/A includes all the material historical and projected financial information that was provided to the third parties. In support of the foregoing, by separate letter of even date herewith, we have supplementally provided the Staff with a description of the other projected financial information that was provided to third parties. The Company believes that none of the other projected financial information is required to be disclosed in the Schedule 14D-9/A because, among other reasons: (i) such information is not material to a stockholder’s understanding of the value of Herley as a whole or the Offer Price being offered by Merger Sub and Parent for the Common Stock in the Offer, or to a stockholder’s decision of whether to tender Shares into the Offer; (ii) Herley views this information as confidential and proprietary business information that would cause substantial competitive harm to Herley if it were to be disclosed publicly; and (iii) Herley has historically not publicly disclosed this information to its stockholders or the market generally.

*   *   *   *   *   *

If the Staff of the Commission has any questions or comments regarding the above responses to the Comment Letter, please contact the undersigned or Francis E. Dehel of Blank Rome LLP, counsel to Herley, at (202) 772-5887 and (215) 569-5532, respectively. Facsimile transmissions may be sent to either of us at (202) 572-1434 and (215) 832-5532, respectively.

Very truly yours,

/S/ KEITH E. GOTTFRIED

Keith E. Gottfried

Enclosures

cc:           Francis E. Dehel, Blank Rome LLP